Exhibit 1

North America’s Railroad

NEWS RELEASE

CN Announces Appointment of New Board Chair and Election of Directors

MONTREAL, May 20, 2022 — CN (TSX: CNR) (NYSE: CNI) announced that a new Chairperson and the director nominees listed in the management information circular dated April 5, 2022, were elected as directors of CN. The detailed results of the vote are available below.

Shauneen Bruder was unanimously elected by the board of directors as board chair. Ms. Bruder was, until her retirement on October 31, 2019, the Executive Vice-President, Operations at the Royal Bank of Canada (RBC) where she was responsible for overseeing operations related to all personal and business clients in Canada. Ms. Bruder joined CN’s board in 2017.

“I am honoured to become the Chair of the CN Board of Directors. I would like to thank Robert Pace for his leadership over many years and wish him the best as he retires from the Board.  I am also pleased to welcome David Freeman, Robert Knight, and Susan C. Jones to the Board. They bring to their roles a deep expertise in transportation, operations and executive leadership which will be an asset as CN continues its journey to become the unquestioned leader among North American railways.  The newly elected board and I very much look forward to working with our new CEO, Tracy Robinson.

I would also like to reiterate our commitment to recruiting a francophone and Quebec based director. We intend to appoint the new director in the coming months. We have selected a leading Montreal based search firm to assist us with the search. CN takes this process very seriously. It will be rigorous, of the highest integrity and consistent with our principles of best in class governance.”

-	Shauneen Bruder, Chair of the Board of CN.

Election of Directors
On a vote by ballot, each of the following 11 nominees proposed by management was elected as a director of CN during the election of directors held at CN’s Annual Meeting of Shareholders (“Meeting”) on May 20, 2022 via online webcast are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Shauneen Bruder	544,480,950	98.34%	9,173,285	1.66%
Jo-ann dePass Olsovsky	552,824,951	99.85%	829,409	0.15%
David Freeman	552,423,390	99.78%	1,230,538	0.22%
Denise Gray	543,381,273	98.14%	10,273,087	1.86%
Justin M. Howell	549,719,019	99.29%	3,935,341	0.71%
Susan C. Jones	548,081,435	98.99%	5,572,925	1.01%
Robert Knight	552,587,333	99.81%	1,066,893	0.19%
The Hon. Kevin G. Lynch	523,729,949	94.60%	29,924,411	5.40%
Margaret A. McKenzie	547,907,964	98.96%	5,746,396	1.04%
Robert L. Phillips	527,223,659	95.23%	26,430,701	4.77%
Tracy Robinson	552,839,626	99.85%	814,734	0.15%

Biographical information on all directors is available at http://www.cn.ca/en/investors/regulatory-filings

Final voting results on all matters voted on at the Annual Meeting of Shareholders held on May 20, 2022 will be filed with the Canadian and U.S. securities regulators.

Meeting Questions
Any questions related to the Meeting that were not answered during the Meeting due to time constraints will be posted online and answered at
www.cn.ca/en/investors. The questions and answers will remain available until one week after the Meeting.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
438-455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca